Mail Stop 4561

November 7, 2008

Dr. B. Alva Schoomer
Chief Executive Officer
Innocap, Inc.
3113 Madison Drive
Atlanta, GA 30346

> **Re:**     **Innocap, Inc.**
>              **Information Statement on Schedule 14C**
>              **Filed October 15, 2008**
>              **File No. 000-50612**

Dear Dr. Schoomer:

We have limited our review of your filing to those issues we have addressed in our comments.  Where indicated, we think you should revise your document in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.      You state in your registration statement on Form S-1 (file no. 333-153035) filed on August 15, 2008 that you are engaged in potential merger discussions.  Please disclose the status of such merger negotiations in the information statement.  In addition, please confirm for us that the withdrawal of your election to be regulated as a business development company is not currently a condition precedent to any such merger.

2.      Please include a discussion as to the effect the withdrawal of your election to be regulated as a business development company will have on your financial statements as a result of any changes to your accounting methods and tax treatment.

3.      Please include a statement as to the impact, if any, the withdrawal of your election to be regulated as a business development company will have on your assets.

4.      Please discuss what interest, if any, your officers, directors, or any of their affiliates may have in the withdrawal of your election to be regulated as a business development company.

5.      As your shareholders will no longer have the protections afforded by the Investment Company Act of 1940, please include a discussion as to the risks associated with the withdrawal of your election to be regulated as a business development company.

6.      Please note that you are required to file a Form N-54C following the filing of your definitive information statement on Schedule 14C.

Change in Business

7.      Please expand your discussion as to why you are withdrawing your election to be regulated as a business development company.

8.      We note your statement that in September 2008 you terminated your Section 12(g) registration by filing a Form 15.  Our records do not indicate a Form 15 has been filed. Please revise your disclosure or advise.

9.      You state on page 1 that your board of directors, "supported by the written consents of the holders of a majority of outstanding shares of common stock," approved the withdrawal of your election to be regulated as a business development company.  Please revise your disclosure to identify the shareholders that approved this proposal, and provide a table showing the number of outstanding shares and the percent of outstanding shares that each such shareholder holds.

10.     We note that you effected a 1-for-100 reverse stock split in July 2008.  Please tell us whether or not you received shareholder approval for this proposal.  Please include disclosure to identify the shareholders that approved this proposal, and provide a table showing the number of outstanding shares and the percent of outstanding shares that each such shareholder holds.  If you do not receive shareholder approval for this proposal, please provide an analysis as to why such shareholder approval was not required.

11.     Please tell us how you obtained the consents of the shareholders who approved the proposals, and provide a legal analysis detailing how acquiring the consents from the shareholders did not constitute a solicitation of proxies.

Reports to Security Holders, page 6

12.     Please revise to correct the address of the SEC's public reference room to 100 F Street, N.E., Room 1580, Washington, D.C. 20549.

* * * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·  the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 if you have questions regarding these comments or on any related matters.

Sincerely,


Tom Kluck
Legal Branch Chief

cc:     Gary B. Wolff, Esq.
        *Via facsimile (212) 644-6498*